Exhibit 99.2

MECOX LANE LIMITED
 (Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

NOTICE OF ANNUAL GENERAL MEETING

To be held on June 5, 2015

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Mecox Lane Limited (the “Company”) will be held at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on June 5, 2015 at 10:00 a.m. (Hong Kong Time) for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.                                      Re-election of Mr. Fan Zhang as a Director and Chairman of the Company;

2.                                      Re-election of Ms. Yang Wang as a Director of the Company and Vice Chairman of the Company;

3.                                      Re-election of Ms. Ye Wang as a Director of the Company;

4.                                      Re-election of Mr. Yili Wu as a Director of the Company

5.                                      Re-election of Mr. Yanshi Jin as a Director of the Company;

6.                                      Re-election of Mr. Xiongsheng Yang as a Director of the Company;

7.                                      Re-election of Mr. Xiaohua Li as a Director of the Company; and

8.                                      Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on May 8, 2015 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the AGM must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://ir.mecoxlane.com, or by writing to ir@mecoxlane.com to request a physical or electronic copy.

By Order of the Board of Directors,

Mecox Lane Limited

/s/ Fan Zhang

Fan Zhang
Chairman

Shanghai, PRC

May 13, 2015

Executive Office:	Registered Office:
Room 302, Qilai Building, No. 889 Yishan Road	Maples Corporate Services Limited
Shanghai 200233, People’s Republic of China,	PO Box 309, Ugland House, Grand Cayman, KY1-1104
Cayman Islands